December 9, 2004

Lilly Beter, Chairman of the Board

Board of Directors

Peninsula Holdings Group, Ltd.

2424 N Federal Highway, Suite 160

Boca Raton, Florida 33431

Dear Peninsula Board:

I resign from Peninsula Holdings Group, Ltd. (“Peninsula”) as Chief Financial Officer, member of the Board of Directors, counsel for Peninsula, and any other positions that I hold in Peninsula and all related entities including but not limited to High Yield Financial, Inc. and Iceberg Oil and Gas, Inc., effective today, December 9, 2004.

Please remove my name immediately from all bank accounts.  You are not authorized to use my name for any future correspondence, business plans, or other reasons related to Peninsula.

Respectfully,

/s/ Celso B. Suarez, Jr.

Celso B Suarez, Jr.

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